July 24, 2025

Jianping Kong
Chief Executive Officer
Nano Labs Ltd
China Yuangu Hanggang Technology Building
509 Qianjiang Road, Shangcheng District
Hangzhou, Zhejiang
People   s Republic of China

       Re: Nano Labs Ltd
           Registration Statement on Form F-3
           Filed on July 9, 2025
           File No. 333-288573
Dear Jianping Kong:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-3 filed July 9, 2025
General

1. Please confirm that you will include in future Exchange Act filings all applicable disclosures you include, or will include, in this registration statement in response to our comments.

2. You state in Exhibit 99.1 to the amended 6-K filed July 7, 2025 and incorporated by reference that you purchased 74,315 BNB tokens, with a total transaction value of about US$50 million, and that "[f]ollowing this transaction, the Company s cumulative reserve of mainstream digital currencies, including Bitcoin and BNB, has around US$160 million, marking a successful initial step in Nano Labs
BNB
 July 24, 2025
Page 2

       strategic plan and underscoring its commitment to increasing BNB holdings over time." Please revise to address the following points:
           Describe the use case for BNB including its intended purpose, use and/or function.
           Provide a discussion of BNB    tokenomics    discussing the past and
current supply
           of BNB, how new BNB is created, any burn mechanism, and any inflationary or deflationary mechanism.
           Provide a materially complete description of BNB, including a discussion of the
           BNB ecosystem and a description of the lifecycle of the BNB token. Provide risk factor disclosure discussing any material risks related to the BNB
           token and its ownership.

       Please include the revised disclosure directly within your next amendment to Form F-
       3.
3. We note your disclosure under "Custody of our Cryptocurrency Holdings" on page 58 of the Form 20-F for the fiscal year ended December 31, 2024 and incorporated by reference that you "maintain [your] cryptocurrency holdings in wallets hosted on reputable exchanges, including Hashkey Exchange, CEFFU, Coinbase and Binance."
       Please supplementally confirm whether you have disclosed the identities of the material third party custodians with which you maintain your crypto asset holdings, and with respect to each material custodian, please expand your disclosure to disclose:
           the material terms of any agreement you have with the custodian; the proportion of private keys that are held in hot, warm or cold storage and
           whether the crypto assets stored by the custodian are commingled with assets of other customers;
           whether any entity is responsible for verifying the existence of your crypto assets;
           and
           whether and to what extent the custodian carries insurance for any losses of the crypto assets it custodies for you.

       Please include the revised disclosure directly within your next amendment to Form F-
       3.
4. Please provide us with your analysis as to your eligibility to register the resale of
       Class A shares underlying warrants. As part of your response, disclose the dates on which the warrants were issued and why you believe the private placement has been completed. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including
       conditions related to market price of the securities or investor   s
satisfactory
       completion of its due diligence requirements. For guidance, refer to Securities Act
       Sections Compliance & Disclosure Interpretation 139.11.
5. We note the changes you made to your disclosure appearing on the cover page,
       Summary and Risk Factor sections relating to legal and operational risks associated
 July 24, 2025
Page 3

       with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your registration statement that was filed on June 3, 2024 warranting revised disclosure to mitigate the
       challenges you face and related disclosures. The Sample Letters to China-Based
       Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind
       you that, pursuant to federal securities rules, the term    control
(including the terms
          controlling,       controlled by,    and    under common control with
  ) as defined in
       Securities Act Rule 405 means    the possession, direct or indirect, of
the power to
       direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample
       Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing
       the PRC government   s intent to strengthen its regulatory oversight
conveys the same
       risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 3, 2024.
6. Please file an executed copy of the Purchase Agreement as an exhibit to your registration statement.
Prospectus Summary , page 1

7. We note your disclosure on page 1 that "[w]e have actively positioned ourselves in the digital assets space, adopting BNB as our primary reserve asset. We have accumulated nearly US$160 million in mainstream digital currencies including BNB and BTC."
       Please address the following points in your next amendment to Form F-3:
           Reconcile the above-referenced disclosure that you have adopted BNB as your primary reserve asset with your disclosures in your Form 20-F for the fiscal year ended December 31, 2024 that you have adopted Bitcoin as your primary reserve asset (see, e.g., pages 10, 55, 58 and 79).
           Provide a discussion of the material aspects of your reserve asset strategy.
           Provide separate risk factors addressing material risks related to your reserve asset strategy.
 July 24, 2025
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Bradley Ecker at 202-551-4985 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing